Exhibit 99.2
Consolidated financial statements

60 BCE Inc. 2025 THIRD QUARTER SHAREHOLDER REPORT

Consolidated income statements

For the period ended September 30 (in millions of Canadian dollars, except share amounts) (unaudited)			Three months		Nine months
	Note		2025	2024	2025	2024
Operating revenues		3	6,049	5,971	18,064	17,987
Operating costs	3,	5	(3,287)	(3,249)	(10,070)	(10,003)
Severance, acquisition and other costs		6	(82)	(49)	(370)	(300)
Depreciation			(969)	(934)	(2,859)	(2,825)
Amortization			(340)	(325)	(1,009)	(966)
Finance costs
Interest expense			(457)	(440)	(1,322)	(1,282)
Net return on post-employment benefit plans		14	26	16	77	49
Impairment of assets		7	(970)	(2,113)	(987)	(2,186)
Gains on investments		8	5,175	66	5,165	58
Other (expense) income		9	(95)	(129)	185	(260)
Income taxes		10	(495)	(5)	(992)	(402)
Net earnings (loss)			4,555	(1,191)	5,882	(130)
Net earnings (loss) attributable to:
Common shareholders			4,502	(1,237)	5,711	(298)
Preferred shareholders			38	45	119	138
Non-controlling interest			15	1	52	30
Net earnings (loss)			4,555	(1,191)	5,882	(130)
Net earnings (loss) per common share - basic and diluted		11	4.84	(1.36)	6.15	(0.33)
Weighted average number of common shares outstanding - basic (millions)		11	932.5	912.3	928.0	912.3

Consolidated statements of comprehensive income

For the period ended September 30 (in millions of Canadian dollars) (unaudited)		Three months		Nine months
	Note	2025	2024	2025	2024
Net earnings (loss)		4,555	(1,191)	5,882	(130)
Other comprehensive income, net of income taxes
Items that will be subsequently reclassified to net earnings (loss)
Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($10) million and ($8) million for the three months ended September 30, 2025 and 2024, respectively, and ($160) million and ($6) million for the nine months ended September 30, 2025 and 2024, respectively		29	23	439	19
Gain on cumulative translation adjustment		75	—	75	—
Items that will not be reclassified to net earnings (loss)
Actuarial gains on post-employment benefit plans, net of income taxes of ($80) million and ($33) million for the three months ended September 30, 2025 and 2024, respectively, and ($136) million and ($189) million for the nine months ended September 30, 2025 and 2024, respectively (1)	14	222	92	373	517
Net change in value of publicly-traded and privately-held investments, net of income taxes of ($1) million and ($4) million for the three months ended September 30, 2025 and 2024, respectively, and ($6) million and ($4) million for the nine months ended September 30, 2025 and 2024, respectively		4	17	38	20
Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($6) million and $2 million for the three months ended September 30, 2025 and 2024, respectively, and $3 million and ($6) million for the nine months ended September 30, 2025 and 2024, respectively		16	(7)	(9)	15
Other comprehensive income		346	125	916	571
Total comprehensive income (loss)		4,901	(1,066)	6,798	441
Total comprehensive income (loss) attributable to:
Common shareholders		4,848	(1,111)	6,630	272
Preferred shareholders		38	45	119	138
Non-controlling interest		15	—	49	31
Total comprehensive income (loss)		4,901	(1,066)	6,798	441
(1)The discount rate used to value our post-employment benefit obligations at September 30, 2025 and June 30, 2025 was 4.8% compared to 4.7% at December 31, 2024. The discount rate used to value our post-employment benefit obligations at September 30, 2024 was 4.7% compared to 5.0% at June 30, 2024 and 4.6% at December 31, 2023.

62 BCE Inc. 2025 THIRD QUARTER SHAREHOLDER REPORT

Consolidated statements of financial position

(in millions of Canadian dollars) (unaudited)	Note	September 30, 2025	December 31, 2024
ASSETS
Current assets
Cash		460	1,572
Cash equivalents		5	—
Short-term investments		—	400
Trade and other receivables		4,119	4,489
Inventory	7	378	420
Contract assets		503	477
Contract costs		780	702
Prepaid expenses	7	357	259
Other current assets		359	524
Assets held for sale	12	85	80
Total current assets		7,046	8,923
Non-current assets
Contract assets		257	282
Contract costs		957	888
Property, plant and equipment	7	32,763	30,001
Intangible assets	7	16,122	16,786
Deferred tax assets		241	136
Investments in associates and joint ventures		370	341
Post-employment benefit assets	14	4,014	3,578
Other non-current assets		2,269	2,289
Goodwill	4	14,544	10,261
Total non-current assets		71,537	64,562
Total assets		78,583	73,485
LIABILITIES
Current liabilities
Trade payables and other liabilities		4,178	4,507
Contract liabilities		737	774
Interest payable		281	392
Dividends payable		435	933
Current tax liabilities		721	42
Debt due within one year	13	5,820	7,669
Liabilities held for sale	12	7	529
Total current liabilities		12,179	14,846
Non-current liabilities
Contract liabilities		377	350
Long-term debt	13	35,155	32,835
Deferred tax liabilities		5,526	5,244
Post-employment benefit obligations	14	1,186	1,204
Other non-current liabilities		1,402	1,646
Total non-current liabilities		43,646	41,279
Total liabilities		55,825	56,125
Commitments and contingency	18
EQUITY
Equity attributable to BCE shareholders
Preferred shares	16	3,338	3,533
Common shares	16	21,493	20,860
Contributed surplus	16	1,321	1,278
Accumulated other comprehensive income (loss)		295	(159)
Cumulative translation adjustment		75	—
Deficit		(4,064)	(8,441)
Total equity attributable to BCE shareholders		22,458	17,071
Non-controlling interest		300	289
Total equity		22,758	17,360
Total liabilities and equity		78,583	73,485

Consolidated statements of changes in equity

		Attributable to BCE shareholders
For the period ended September 30, 2025 (in millions of Canadian dollars) (unaudited)	Note	Preferred shares	Common shares	Contri-buted surplus	Accum-ulated other compre-hensive (loss) income	Cumulative translation adjust-ment	Deficit	Total	Non-controlling interest	Total equity
Balance at December 31, 2024		3,533	20,860	1,278	(159)	—	(8,441)	17,071	289	17,360
Net earnings		—	—	—	—	—	5,830	5,830	52	5,882
Other comprehensive income		—	—	—	471	75	373	919	(3)	916
Total comprehensive income		—	—	—	471	75	6,203	6,749	49	6,798
Common shares issued under dividend reinvestment plan	16	—	633	—	—	—	—	633	—	633
Other share-based compensation		—	—	(9)	—	—	35	26	—	26
Repurchase of preferred shares	16	(195)	—	52	—	—	—	(143)	—	(143)
Dividends declared on BCE common and preferred shares		—	—	—	—	—	(1,861)	(1,861)	—	(1,861)
Dividends declared by subsidiaries to non-controlling interest		—	—	—	—	—	—	—	(38)	(38)
Settlement of cash flow hedges transferred to the cost basis of hedged items		—	—	—	(17)	—	—	(17)	—	(17)
Balance at September 30, 2025		3,338	21,493	1,321	295	75	(4,064)	22,458	300	22,758

	Attributable to BCE shareholders
For the period ended September 30, 2024 (in millions of Canadian dollars) (unaudited)	Preferred shares	Common shares	Contri-buted surplus	Accum-ulated other compre-hensive (loss) income	Deficit	Total	Non-controlling interest	Total equity
Balance at December 31, 2023	3,667	20,859	1,258	(42)	(5,513)	20,229	328	20,557
Net (loss) earnings	—	—	—	—	(160)	(160)	30	(130)
Other comprehensive income	—	—	—	53	517	570	1	571
Total comprehensive income	—	—	—	53	357	410	31	441
Other share-based compensation	—	1	(19)	—	(5)	(23)	—	(23)
Repurchase of preferred shares	(108)	—	32	—	—	(76)	—	(76)
Dividends declared on BCE common and preferred shares	—	—	—	—	(2,868)	(2,868)	—	(2,868)
Dividends declared by subsidiaries to non-controlling interest	—	—	—	—	—	—	(56)	(56)
Settlement of cash flow hedges transferred to the cost basis of hedged items	—	—	—	6	—	6	—	6
Balance at September 30, 2024	3,559	20,860	1,271	17	(8,029)	17,678	303	17,981

64 BCE Inc. 2025 THIRD QUARTER SHAREHOLDER REPORT

Consolidated statements of cash flows

For the period ended September 30 (in millions of Canadian dollars) (unaudited)		Three months		Nine months
	Note	2025	2024	2025	2024
Cash flows from operating activities
Net earnings (loss)		4,555	(1,191)	5,882	(130)
Adjustments to reconcile net earnings (loss) to cash flows from operating activities
Severance, acquisition and other costs	6	82	49	370	300
Depreciation and amortization		1,309	1,259	3,868	3,791
Post-employment benefit plans cost	14	24	34	72	109
Net interest expense		437	405	1,261	1,190
Impairment of assets	7	970	2,113	987	2,186
Gains on investments	8	(5,175)	(66)	(5,165)	(58)
Net equity losses from investments in associates and joint ventures	9	—	154	—	247
Income taxes	10	495	5	992	402
Contributions to post-employment benefit plans		(12)	(12)	(42)	(40)
Payments under other post-employment benefit plans		(15)	(16)	(44)	(47)
Severance and other costs paid		(74)	(129)	(353)	(273)
Interest paid		(620)	(532)	(1,489)	(1,367)
Income taxes paid (net of refunds)		(141)	(96)	(265)	(562)
Acquisition and other costs paid		(33)	(1)	(47)	(27)
Net change in operating assets and liabilities		112	(134)	(595)	(610)
Cash flows from operating activities		1,914	1,842	5,432	5,111
Cash flows used in investing activities
Capital expenditures		(891)	(954)	(2,383)	(2,934)
Decrease in short-term investments		—	—	400	250
Business acquisitions	4	(4,857)	(73)	(4,880)	(590)
Business dispositions		—	—	38	—
Decrease in investments	12	4,686	10	4,686	10
Spectrum licences		(3)	(13)	(3)	(531)
Other investing activities		(145)	(18)	(157)	(39)
Cash flows used in investing activities		(1,210)	(1,048)	(2,299)	(3,834)
Cash flows used in financing activities
Increase (decrease) in notes payable		98	763	(628)	2,146
Issue of long-term debt	13	2,898	10	7,653	3,818
Repayment of long-term debt	13	(3,065)	(343)	(9,046)	(2,981)
Purchase of shares for settlement of share-based payments		(33)	(42)	(129)	(186)
Repurchase of preferred shares	16	(67)	—	(143)	(76)
Cash dividends paid on common shares		(408)	(910)	(1,618)	(2,703)
Cash dividends paid on preferred shares		(28)	(43)	(105)	(134)
Cash dividends paid by subsidiaries to non-controlling interest		(25)	(14)	(38)	(56)
Other financing activities		(121)	(3)	(188)	(17)
Cash flows used in financing activities		(751)	(582)	(4,242)	(189)
Effect of currency exchange rate changes on cash and cash equivalents		2	—	2	—
Net (decrease) increase in cash		(47)	462	(1,112)	1,313
Cash at beginning of period		507	1,398	1,572	547
Cash at end of period		460	1,860	460	1,860
Net increase (decrease) in cash equivalents		2	(250)	5	(225)
Cash equivalents at beginning of period		3	250	—	225
Cash equivalents at end of period		5	—	5	—

Notes to consolidated financial statements
These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2024 annual consolidated financial statements, approved by BCE’s board of directors on March 6, 2025.
These notes are unaudited.
We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

Note 1     Corporate information
BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a communications company providing products and services in Canada and, subsequent to the acquisition of Northwest Fiber Holdco, LLC (doing business as Ziply Fiber (Ziply Fiber)) on August 1, 2025, in the Pacific Northwest of the United States (U.S.). Bell Communication and Technology Services (Bell CTS) includes our Bell CTS Canada segment which provides wireless, wireline, Internet, streaming services, and television (TV) services to residential, business and wholesale customers in Canada and our Bell CTS U.S. segment which provides wireline, Internet and TV services to residential, business and wholesale customers in the Pacific Northwest of the U.S. Our Bell Media segment holds a portfolio of assets providing premium video, audio, out-of-home (OOH) advertising, and digital media services to customers nationally across Canada.

Note 2     Basis of presentation and material accounting policies
These financial statements were prepared in accordance with IFRS® Accounting Standards, as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 - Interim Financial Reporting and were approved by BCE’s board of directors on November 5, 2025. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Material accounting policies in our consolidated financial statements for the year ended December 31, 2024.
These financial statements do not include all of the notes required in annual financial statements.
Ziply Fiber's functional currency is the U.S. dollar. Assets and liabilities of foreign operations that have a functional currency other than the Canadian dollar are translated at the exchange rate in effect as at the date of the consolidated statements of financial position (statements of financial position). Revenues and expenses are translated at average exchange rates for the period, where the average exchange rates approximate the exchange rates at the dates of the transactions. The resulting foreign currency translation adjustments are recognized in other comprehensive income.
All amounts are in millions of Canadian dollars, except where noted.

66 BCE Inc. 2025 THIRD QUARTER SHAREHOLDER REPORT

Future changes to accounting standards
The following accounting standard and amendments to accounting standards issued by the IASB have not yet been adopted by BCE.

Standard	Description	Impact	Effective date
IFRS 18 – Presentation and Disclosure in Financial Statements
Sets out requirements and guidance on presentation and disclosure in financial statements, including:
•presentation in the consolidated income statements (income statements) of income and expenses within defined categories - operating, investing, financing, income taxes and discontinued operations
•presentation in the income statements of new defined subtotals - operating profit and profit before financing and income taxes
•disclosure of explanations of management-defined performance measures that are related to the income statements
•enhanced guidance on aggregation and disaggregation of information and whether to provide information in the financial statements or in the notes
•disclosure of specified expenses by nature
IFRS 18 replaces IAS 1 - Presentation of Financial Statements but carries forward many of the requirements from IAS 1 unchanged.
		We are currently assessing the impact of this standard.	Annual reporting periods beginning on or after January 1, 2027. Early application is permitted.
Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7
In particular, the amendments clarify:
•the classification of financial assets with environmental, social and corporate governance and similar features
•the derecognition date for financial liabilities and introduce an accounting policy option for financial liabilities settled using an electronic payment system if certain conditions are met
The amendments also require additional disclosures for financial instruments with contractual terms that reference a contingent event and equity instruments classified at fair value through other comprehensive income.

		We are currently assessing the impact of these amendments.	Annual reporting periods beginning on or after January 1, 2026. Early application is permitted.

Note 3     Segmented information
On August 1, 2025, BCE acquired Ziply Fiber, the leading fibre Internet provider in the Pacific Northwest of the U.S. providing wireline, Internet and TV services to residential, business and wholesale customers in this region. The results from the acquired Ziply Fiber operations are included in a new segment, Bell CTS U.S., from the date of acquisition.
Our results are subsequently reported in three segments: Bell CTS Canada, Bell CTS U.S. and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.
The following tables present financial information by segment for the three month periods ended September 30, 2025 and 2024.

For the three month period ended September 30, 2025	Note	Bell CTS - Canada (1)	Bell CTS - U.S. (2)	Bell CTS	Bell Media	Inter-segment eliminations	BCE
Operating revenues
External service revenues		4,521	160	4,681	648	—	5,329
Inter-segment service revenues		7	—	7	84	(91)	—
Operating service revenues		4,528	160	4,688	732	(91)	5,329
External/operating product revenues		720	—	720	—	—	720
Total external revenues		5,241	160	5,401	648	—	6,049
Total inter-segment revenues		7	—	7	84	(91)	—
Total operating revenues		5,248	160	5,408	732	(91)	6,049
Operating costs	5	(2,794)	(89)	(2,883)	(495)	91	(3,287)
Adjusted EBITDA (3)		2,454	71	2,525	237	—	2,762
Severance, acquisition and other costs	6						(82)
Depreciation and amortization							(1,309)
Finance costs
Interest expense							(457)
Net return on post-employment benefit plans	14						26
Impairment of assets	7						(970)
Gains on investments	8						5,175
Other expense	9						(95)
Income taxes	10						(495)
Net earnings							4,555
(1)Includes all subsidiaries of Bell CTS with the exception of Ziply Fiber.
(2)Includes the results of Ziply Fiber exclusively.
(3)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.
68 BCE Inc. 2025 THIRD QUARTER SHAREHOLDER REPORT

For the three month period ended September 30, 2024	Note	Bell CTS	Bell Media	Inter-segment eliminations	BCE
Operating revenues
External service revenues		4,588	698	—	5,286
Inter-segment service revenues		7	84	(91)	—
Operating service revenues		4,595	782	(91)	5,286
External/operating product revenues		685	—	—	685
Total external revenues		5,273	698	—	5,971
Total inter-segment revenues		7	84	(91)	—
Total operating revenues		5,280	782	(91)	5,971
Operating costs	5	(2,812)	(528)	91	(3,249)
Adjusted EBITDA (1)		2,468	254	—	2,722
Severance, acquisition and other costs	6				(49)
Depreciation and amortization					(1,259)
Finance costs
Interest expense					(440)
Net return on post-employment benefit plans	14				16
Impairment of assets	7				(2,113)
Gains on investments	8				66
Other expense (2)	9				(129)
Income taxes	10				(5)
Net loss					(1,191)
(1)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.
(2)We have reclassified amounts from the previous period to make them consistent with the presentation for the current period.
The following tables present financial information by segment for the nine month periods ended September 30, 2025 and 2024.

For the nine month period ended September 30, 2025	Note	Bell CTS - Canada (1)	Bell CTS - U.S. (2)	Bell CTS	Bell Media	Inter-segment eliminations	BCE
Operating revenues
External service revenues		13,511	160	13,671	2,097	—	15,768
Inter-segment service revenues		21	—	21	253	(274)	—
Operating service revenues		13,532	160	13,692	2,350	(274)	15,768
External/operating product revenues		2,296	—	2,296	—	—	2,296
Total external revenues		15,807	160	15,967	2,097	—	18,064
Total inter-segment revenues		21	—	21	253	(274)	—
Total operating revenues		15,828	160	15,988	2,350	(274)	18,064
Operating costs	5	(8,536)	(89)	(8,625)	(1,719)	274	(10,070)
Adjusted EBITDA (3)		7,292	71	7,363	631	—	7,994
Severance, acquisition and other costs	6						(370)
Depreciation and amortization							(3,868)
Finance costs
Interest expense							(1,322)
Net return on post-employment benefit plans	14						77
Impairment of assets	7						(987)
Gains on investments	8						5,165
Other income	9						185
Income taxes	10						(992)
Net earnings							5,882
(1)Includes all subsidiaries of Bell CTS with the exception of Ziply Fiber.
(2)Includes the results of Ziply Fiber exclusively.
(3)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

For the nine month period ended September 30, 2024	Note	Bell CTS	Bell Media	Inter-segment eliminations	BCE
Operating revenues
External service revenues		13,716	2,070	—	15,786
Inter-segment service revenues		21	249	(270)	—
Operating service revenues		13,737	2,319	(270)	15,786
External/operating product revenues		2,201	—	—	2,201
Total external revenues		15,917	2,070	—	17,987
Total inter-segment revenues		21	249	(270)	—
Total operating revenues		15,938	2,319	(270)	17,987
Operating costs	5	(8,543)	(1,730)	270	(10,003)
Adjusted EBITDA (1)		7,395	589	—	7,984
Severance, acquisition and other costs	6				(300)
Depreciation and amortization					(3,791)
Finance costs
Interest expense					(1,282)
Net return on post-employment benefit plans	14				49
Impairment of assets	7				(2,186)
Gains on investments	8				58
Other expense (2)	9				(260)
Income taxes	10				(402)
Net loss					(130)
(1)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.
(2)We have reclassified amounts from the previous period to make them consistent with the presentation for the current period.
Revenues by services and products
The following table presents our revenues disaggregated by type of services and products.

	Three months		Nine months
For the period ended September 30	2025	2024	2025	2024
Services (1)
Wireless voice and data	1,785	1,805	5,302	5,367
Wireline data	2,165	2,038	6,204	6,084
Wireline voice	632	663	1,885	2,023
Media (2)	667	704	2,141	2,076
Other wireline services	80	76	236	236
Total services	5,329	5,286	15,768	15,786
Products (3)
Wireless	610	569	1,828	1,821
Wireline (4)	110	116	468	380
Total products	720	685	2,296	2,201
Total operating revenues	6,049	5,971	18,064	17,987
(1)Our service revenues are generally recognized over time.
(2)Includes Crave direct-to-consumer revenues.
(3)Our product revenues are generally recognized at a point in time.
(4)Included in the three month and nine month period ended September 30, 2025 is revenue from a finance lease related to our first artificial intelligence (AI) facility.

70 BCE Inc. 2025 THIRD QUARTER SHAREHOLDER REPORT

Note 4     Business acquisitions and disposition
Acquisition of Ziply Fiber
On August 1, 2025, Bell Canada completed the acquisition of Ziply Fiber, the leading fibre Internet provider in the Pacific Northwest of the U.S., for cash consideration of $3.64 billion in U.S. dollars ($5.01 billion in Canadian dollars). This transaction is expected to enhance Bell Canada's growth profile and strategic position by giving it a foothold in the large, underpenetrated U.S. fibre market, while increasing its scale, diversifying its operating footprint and unlocking significant growth opportunities. The results of Ziply Fiber are included in our Bell CTS U.S. segment.
The allocation of the purchase price of Ziply Fiber includes provisional estimates, in particular for property, plant and equipment, intangible assets and long-term debt.
The following table summarizes the fair value of the consideration paid and the preliminary fair value assigned to each major class of assets and liabilities.

2025
Cash consideration paid (1)	5,013
Deemed settlement of loan (2)	103
Total cost to be allocated	5,116
Trade and other receivables	96
Other non-cash working capital	44
Contract costs	16
Property, plant and equipment (3)	3,201
Finite-life intangible assets	69
Indefinite-life intangible assets	103
Deferred tax assets	12
Other non-current assets	42
Trade payables and other liabilities	(178)
Contract liabilities	(49)
Debt due within one year (4)	(9)
Long-term debt (4)	(2,670)
Post-employment benefit obligations	(43)
Other non-current liabilities	(8)
626
Cash and cash equivalents	166
Fair value of net assets acquired	792
Goodwill (5)	4,324
(1)Reflects a net gain of $7 million from the settlement of foreign exchange forwards and cash designated to hedge the Ziply Fiber acquisition cost. See Note 15, Financial assets and liabilities, for additional details.
(2)On June 25, 2025, Bell Canada entered into an agreement to loan Ziply Fiber up to $150 million in U.S. dollars. On July 30, 2025, a first loan draw of $75 million in U.S. dollars ($103 million in Canadian dollars) was made by Ziply Fiber.
(3)Consists of network infrastructure and equipment of $2,185 million, land and buildings of $306 million and assets under construction of $710 million.
(4)See Note 13, Debt, for additional details.
(5)Goodwill arises principally from expected synergies and future growth and is not deductible for tax purposes. Goodwill was allocated to our Bell CTS U.S. group of cash-generating units (CGUs).
Operating revenues of $160 million from Ziply Fiber are included in the income statements for the nine months ended September 30, 2025. BCE’s operating revenues for the nine months ended September 30, 2025 would have been $18,615 million had the acquisition of Ziply Fiber occurred on January 1, 2025. A net loss of $111 million from Ziply Fiber is included in the income statements for the nine months ended September 30, 2025 and reflects early debt redemption costs of $155 million, before taxes. See Note 13, Debt for additional details. BCE’s net earnings for the nine months ended September 30, 2025 would have been $5,909 million had the acquisition of Ziply Fiber occurred on January 1, 2025.

Acquisition of OUTFRONT Media’s Canadian out-of-home media business
On June 7, 2024, Bell Media completed the acquisition of OUTFRONT Media Inc.’s Canadian OOH media business, OUTEDGE Media Canada (OUTEDGE), for cash consideration of $429 million ($418 million net of cash acquired). The acquisition of OUTEDGE is expected to support Bell Media’s digital media strategy and to deliver multi-channel marketing solutions across Canada. The results of OUTEDGE are included in our Bell Media segment.
Pursuant to a consent agreement negotiated with the Competition Bureau, in April 2025, Bell Media disposed of 669 advertising displays in Québec and Ontario for proceeds of $14 million.
The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

Total
Cash consideration paid	429
Total cost to be allocated	429
Trade and other receivables	40
Other non-cash working capital	7
Assets held for sale	16
Property, plant and equipment	290
Finite-life intangible assets	17
Other non-current assets	30
Trade payables and other liabilities	(12)
Contract liabilities	(1)
Debt due within one year	(20)
Liabilities held for sale	(10)
Long-term debt	(100)
Deferred tax liabilities	(41)
Other non-current liabilities	(7)
209
Cash and cash equivalents	11
Fair value of net assets acquired	220
Goodwill (1)	209
(1)Goodwill arises principally from expected synergies and future growth and is not deductible for tax purposes. Goodwill was allocated to our Bell Media group of CGUs.
Operating revenues of $35 million from OUTEDGE are included in the income statements for the nine months ended September 30, 2024. BCE’s operating revenues for the nine months ended September 30, 2024 would have been $18,034 million had the acquisition of OUTEDGE occurred on January 1, 2024. This pro forma amount reflects the elimination of intercompany transactions and the purchase price allocation. The transaction did not have a significant impact on our net earnings for the nine months ended September 30, 2024 and the impact on our net earnings would not have been significant had the acquisition occurred on January 1, 2024.

72 BCE Inc. 2025 THIRD QUARTER SHAREHOLDER REPORT

Acquisition of Stratejm
On July 2, 2024, Bell Canada acquired Stratejm Inc. (Stratejm) for cash consideration of $78 million ($73 million net of cash acquired) and additional cash consideration contingent on the achievement of certain performance objectives. This contingent consideration is expected to be settled by 2027 and the maximum amount payable is $20 million. Stratejm leverages artificial intelligence through end-to-end Security-as-a-Service solutions, real-time threat detection and response, and streamlining incident management processes. The results of Stratejm are included in our Bell CTS Canada segment.
The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

Total
Cash consideration paid	78
Contingent consideration (1)	11
Total cost to be allocated	89
Trade and other receivables	6
Other non-cash working capital	2
Finite-life intangible assets	21
Other non-current assets	1
Trade payables and other liabilities	(3)
Contract liabilities	(7)
Deferred tax liabilities	(6)
14
Cash and cash equivalents	5
Fair value of net assets acquired	19
Goodwill (2)	70
(1)The fair value of contingent consideration at the date of acquisition was estimated to be $11 million ($19 million at September 30, 2025).
(2)Goodwill arises principally from expected synergies and future growth and is not deductible for tax purposes. Goodwill was allocated to our Bell CTS Canada group of CGUs.
Operating revenues of $5 million from Stratejm are included in the income statements for the nine months ended September 30, 2024. BCE’s operating revenues for the nine months ended September 30, 2024 would have been $17,999 million had the acquisition of Stratejm occurred on January 1, 2024. This pro forma amount reflects the elimination of intercompany transactions and the purchase price allocation. The transaction did not have a significant impact on our net earnings for the nine months ended September 30, 2024 and the impact on our net earnings would not have been significant had the acquisition occurred on January 1, 2024.
Proposed disposition of Northwestel
In June 2024, Bell Canada entered into an agreement for the disposition of Northwestel Inc. (Northwestel) to Sixty North Unity, a consortium of Indigenous communities from the Yukon, the Northwest Territories and Nunavut, for up to $1 billion, subject to adjustments. We previously expected this transaction to close in 2025 but that is no longer our expectation and we continue to work with Sixty North Unity to close the transaction in 2026. The transaction remains subject to certain closing conditions, including securing financing by Sixty North Unity and, as such, there can be no assurance that the transaction will ultimately be consummated. The results of Northwestel are included in our Bell CTS Canada segment.

Note 5     Operating costs

		Three months		Nine months
For the period ended September 30	Note	2025	2024	2025	2024
Labour costs
Wages, salaries and related taxes and benefits		(1,002)	(1,015)	(2,973)	(3,137)
Post-employment benefit plans service cost (net of capitalized amounts)	14	(50)	(50)	(149)	(158)
Other labour costs (1)		(204)	(243)	(651)	(737)
Less:
Capitalized labour		282	274	807	861
Total labour costs		(974)	(1,034)	(2,966)	(3,171)
Cost of revenues (2)		(1,765)	(1,735)	(5,567)	(5,418)
Other operating costs (3)		(548)	(480)	(1,537)	(1,414)
Total operating costs		(3,287)	(3,249)	(10,070)	(10,003)
(1)Other labour costs include contractor and outsourcing costs.
(2)Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(3)Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 6     Severance, acquisition and other costs

	Three months		Nine months
For the period ended September 30	2025	2024	2025	2024
Severance	(5)	(16)	(250)	(246)
Acquisition and other	(77)	(33)	(120)	(54)
Total severance, acquisition and other costs	(82)	(49)	(370)	(300)
Severance costs
Severance costs consist of charges related to involuntary and voluntary employee terminations.
Acquisition and other costs
Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations, costs relating to litigation and regulatory decisions, when they are significant, and other costs.

74 BCE Inc. 2025 THIRD QUARTER SHAREHOLDER REPORT

Note 7     Impairment of assets
2025
During the third quarter of 2025, we identified indicators of impairment for our Bell Media TV services, radio markets and OOH advertising business, due to a decline in legacy advertising demand and spending in the linear advertising market as we transition to digital. Accordingly, impairment testing was required for certain groups of CGUs as well as for goodwill for the Bell Media group of CGUs.
We recognized $976 million of impairment charges for English and French TV services, radio markets and our OOH advertising business within our Bell Media segment. These charges included $554 million allocated to indefinite-life intangible assets for broadcast licences, spectrum and other licences and brands, $250 million allocated to program and feature film rights, $111 million allocated to property, plant and equipment for network, infrastructure and equipment and assets under construction, $39 million allocated to software, $18 million allocated to prepaid expenses and inventory, and $4 million allocated to finite-life intangible assets mainly for trademarks. The impairment was determined by comparing the carrying value of the CGUs to their fair value less cost of disposal. We estimated the fair value of the CGUs using discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of September 1, 2025 to December 31, 2030, using discount rates of 9% to 11% and perpetuity growth rates of (2%) to 2%, as well as market multiple data from public companies and market transactions. A negative change to any of these assumptions and projections may result in further impairment charges for certain groups of CGUs. After impairments, the carrying value of the impacted CGUs was $352 million.
There was no impairment of Bell Media goodwill. For the Bell Media group of CGUs, a decrease of (2.1%) in the perpetuity growth rate or an increase of 1.2% in the discount rate would have resulted in its recoverable amount being equal to its carrying value.
2024
During the third quarter of 2024, we identified indicators of impairment for our Bell Media TV services and radio markets, due to a further decline in advertising demand and spending in the linear advertising market. Accordingly, impairment testing was required for certain groups of CGUs as well as for goodwill for the Bell Media group of CGUs.
We recognized $958 million of impairment charges for English and French TV services and radio markets within our Bell Media segment. These charges included $627 million allocated to indefinite-life intangible assets for broadcast licences and brands, $144 million allocated to program and feature film rights, $85 million allocated to property, plant and equipment for network and infrastructure and equipment, $85 million allocated to software, $10 million allocated to finite-life intangible assets mainly for trademarks, and $7 million allocated to prepaid expenses. The impairment was determined by comparing the carrying value of the CGUs to their fair value less cost of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of September 1, 2024 to December 31, 2029, using discount rates of 9% to 11% and perpetuity growth rates of (2%) to 0%, as well as market multiple data from public companies and market transactions. After impairments, the carrying value of the impacted CGUs was $811 million.
We recorded $1,132 million of impairment charges for goodwill.
Additionally, for the three and nine months ended September 30, 2024, impairment charges of $23 million and $96 million, respectively, relate mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.

Note 8     Gains on investments
2025
On July 1, 2025, BCE completed the previously announced disposition of its minority stake in Maple Leaf Sports and Entertainment Ltd. (MLSE). We recorded gross proceeds of $4.7 billion and an income tax liability of $541 million. A gain on sale of $5.2 billion was also recorded. See Note 12, Assets and liabilities held for sale, for additional details.
2024
In Q3 2024, we recorded a gain on investment of $72 million related to an obligation to repurchase at fair value the minority interest in one of our subsidiaries.

Note 9     Other (expense) income

		Three months		Nine months
For the period ended September 30	Note	2025	2024	2025	2024
Early debt redemption (costs) gains	13	(154)	—	203	—
Interest income		20	35	61	92
Losses on retirements and disposals of property, plant and equipment and intangible assets		(11)	(19)	(21)	(45)
Net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans		31	42	(11)	(71)
Equity losses from investments in associates and joint ventures
Loss on investment	12	—	(154)	—	(247)
Operations		(1)	(21)	(2)	—
Other (1)		20	(12)	(45)	11
Total other (expense) income		(95)	(129)	185	(260)
(1)Includes foreign exchange gains (losses) on derivatives used to economically hedge anticipated purchases and the acquisition of Ziply Fiber in foreign currencies.
Equity losses from investments in associates and joint ventures
We recorded a loss on investment of $154 million and $247 million for the three and nine months ended September 30, 2024, respectively, related to equity losses on our share of an obligation to repurchase at fair value the minority interest in MLSE. See Note 12, Assets and liabilities held for sale, for additional details.

Note 10     Income taxes
The following table reconciles the amount of reported income taxes in the income statements with income taxes calculated at a statutory income tax rate of 26.8% for the three and nine month periods ended September 30, 2025 and 2024.

	Three months		Nine months
For the period ended September 30	2025	2024	2025	2024
Net earnings (loss)	4,555	(1,191)	5,882	(130)
Add back income taxes	495	5	992	402
Earnings (loss) before income taxes	5,050	(1,186)	6,874	272
Applicable statutory tax rate	26.8%	26.8%	26.8%	26.8%
Income taxes computed at applicable statutory rates	(1,353)	318	(1,842)	(73)
Non-taxable portion of gains on investments	840	19	839	18
Uncertain tax positions	19	4	22	4
Impairment of goodwill	—	(303)	—	(303)
Change in estimate relating to prior periods	(1)	1	(1)	1
Non-taxable portion of equity losses	—	(47)	(2)	(67)
Previously unrecognized tax benefits	—	—	—	3
Other	—	3	(8)	15
Total income taxes	(495)	(5)	(992)	(402)
Average effective tax rate	9.8%	(0.4%)	14.4%	147.8%

76 BCE Inc. 2025 THIRD QUARTER SHAREHOLDER REPORT

Note 11     Earnings per share
The following table shows the components used in the calculation of basic and diluted net earnings (loss) per common share for earnings attributable to common shareholders.

	Three months		Nine months
For the period ended September 30	2025	2024	2025	2024
Net earnings (loss) attributable to common shareholders - basic	4,502	(1,237)	5,711	(298)
Dividends declared per common share (in dollars)	0.4375	0.9975	1.8725	2.9925
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding - basic	932.5	912.3	928.0	912.3
Assumed exercise of stock options (1)	—	—	—	—
Weighted average number of common shares outstanding - diluted (in millions)	932.5	912.3	928.0	912.3
(1)The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 5,503,174 for the third quarter of 2025 and for the first nine months of 2025, compared to 6,554,350 for the third quarter of 2024 and for the first nine months of 2024.

Note 12     Assets and liabilities held for sale
Bell Media radio stations
In the first half of 2025, Bell Media completed the sale of substantially all of the 45 radio stations and related assets. Proceeds for the stations and other radio related assets are expected to be $53 million, resulting in an expected gain of $6 million to be recorded in Other (expense) income in the income statements. As of September 30, 2025, Bell Media had received proceeds of $41 million and recorded a loss of $6 million in Other (expense) income in the income statements. Completion of the sale is expected in the first half of 2026.
Our results included revenues for these radio stations of nil and $9 million for the three months ended September 30, 2025 and 2024, respectively, and $9 million and $26 million for the nine months ended September 30, 2025 and 2024, respectively. The results of these radio stations are recorded in our Bell Media segment. The transaction did not have a significant impact on our net earnings for the three and nine months ended September 30, 2025 and September 30, 2024.
OUTEDGE advertising displays
On June 7, 2024, Bell Media completed the acquisition of OUTEDGE. Pursuant to a consent agreement negotiated with the Competition Bureau, Bell Media was required to dispose of 669 advertising displays in Québec and Ontario. On October 4, 2024, we entered into an agreement to dispose of these advertising displays. In April 2025, Bell Media completed the sale of these advertising displays for net proceeds of $14 million, resulting in a gain of $4 million recorded in Other (expense) income in the income statements.
Home security and monitored alarm assets
In Q2 2025, BCE entered into an agreement to sell substantially all of its home security and monitored alarm assets to a.p.i. ALARM Inc. Subsequent to quarter end, on October 1, 2025, BCE completed the previously announced sale of substantially all of its home security and monitored alarm assets to a.p.i. ALARM Inc. for $170 million. We have received proceeds of $65 million and expect to receive $25 million in 2027 and up to $80 million will also be received in 2027 contingent on the achievement of certain performance objectives.
The assets and liabilities of this business were presented as held for sale in our statements of financial position at September 30, 2025. They were measured at the lower of their carrying amount and the estimated fair value less costs to sell. Intangible assets included in assets held for sale were no longer amortized effective June 2025.
Our results included revenues for the home security and monitored alarm assets of $15 million and $17 million for the three months ended September 30, 2025 and 2024, respectively, and $48 million and $52 million for the nine months ended September 30, 2025 and 2024, respectively. The results of the home security and monitored alarm assets are recorded in our Bell CTS Canada segment and do not have a significant impact on net earnings for the three and nine months ended September 30, 2025 and September 30, 2024.

Minority stake in MLSE
On July 1, 2025, BCE completed the previously announced disposition of its minority stake in MLSE. We recorded gross proceeds of $4.7 billion and an income tax liability of $541 million. A gain on sale of $5.2 billion was also recorded in Other (expense) income in the income statements.
Included in liabilities held for sale in our statements of financial position at December 31, 2024 was a net liability of $493 million which reflects BCE's share of an obligation to repurchase at fair value the minority interest in MLSE. As of September 18, 2024, BCE no longer recorded equity income or losses from the investment or any changes to the fair value of the obligation to repurchase the minority interest in MLSE.
Our results for the three and nine months ended September 30, 2024 included equity (loss) income of ($19) million and $6 million, respectively, recorded in Other (expense) income in the income statements.
The following table summarizes the carrying value of the assets and liabilities that are classified as held for sale at September 30, 2025 and December 31, 2024.

	Note	September 30, 2025	December 31, 2024
Assets held for sale:
Bell Media radio stations
Property, plant and equipment		—	12
Intangible assets		—	26
Goodwill		—	17
OUTEDGE advertising displays
Property, plant and equipment	4	—	22
Intangible assets	4	—	3
Home security and monitored alarm assets
Inventory		10	—
Contract assets		29	—
Contract costs		6	—
Intangible assets		21	—
Goodwill		19	—
Total assets held for sale		85	80
Liabilities held for sale:
Minority stake in MLSE	9	—	493
Bell Media radio stations
Long-term debt		—	7
Deferred tax liabilities		—	6
Other non-current liabilities		—	2
OUTEDGE advertising displays
Debt due within one year		—	3
Long-term debt		—	18
Home security and monitored alarm assets
Contract liabilities		1	—
Deferred tax liabilities		6	—
Total liabilities held for sale		7	529
Net assets held for sale		78	(449)

78 BCE Inc. 2025 THIRD QUARTER SHAREHOLDER REPORT

Note 13     Debt
On August 28, 2025, Bell Canada redeemed, prior to maturity, all of the Secured Fiber Network Revenue Term Notes (Term Notes) originally issued by Ziply Fiber, that had an outstanding principal amount of $1,594 million in U.S. dollars ($2,192 million in Canadian dollars), for an aggregate purchase price of $1,672 million in U.S. dollars ($2,300 million in Canadian dollars). We recognized early debt redemption costs of $155 million, which were recorded in Other (expense) income in the income statements. See Note 4, Business acquisitions and disposition, for additional details.
On August 20, 2025, Bell Canada redeemed, prior to maturity, all of the Secured Fiber Network Revenue Funding Notes (Funding Notes) originally issued by Ziply Fiber, that had an outstanding principal amount of $367 million in U.S. dollars ($509 million in Canadian dollars), for an aggregate purchase price of $367 million in U.S. dollars ($509 million in Canadian dollars).
On August 19, 2025, Bell Canada repurchased, in the open market, a principal amount of $7 million of its 4.05% Series M-55 medium-term note (MTN) debentures, that had an outstanding principal amount of $90 million, which mature on March 17, 2051, for a cash purchase price of $6 million. We recognized early debt redemption gains of $1 million, which were recorded in Other (expense) income in the income statements, primarily due to the fair value discount, offset by recognition of unamortized debt issue costs related to these debt securities.
On August 14, 2025, Bell Canada issued, under its 1997 trust indenture:
•3.65% Series M-64 MTN debentures, with a principal amount of $400 million, which mature on August 14, 2029
•4.30% Series M-65 MTN debentures, with a principal amount of $500 million, which mature on March 14, 2033
•4.70% Series M-66 MTN debentures, with a principal amount of $600 million, which mature on March 14, 2036
•5.25% Series M-67 MTN debentures, with a principal amount of $500 million, which mature on August 14, 2055
As a result of the acquisition of Ziply Fiber on August 1, 2025, Bell Canada assumed Ziply Fiber's outstanding debt of $1.94 billion in U.S. dollars ($2.68 billion in Canadian dollars).
On June 30, 2025, Bell Mobility Inc. (Bell Mobility) early redeemed the $600 million in U.S. dollars ($819 million in Canadian dollars) loan incurred under the Bell Mobility trade loan agreement. The loan agreement had been hedged for foreign currency fluctuations. See Note 15, Financial assets and liabilities, for additional details.
On June 12, 2025, Bell Canada repurchased, pursuant to tender offers:
•a principal amount of $105 million of its 4.35% Series M-39 MTN debentures, that had an outstanding principal amount of $500 million, which mature on December 18, 2045
•a principal amount of $100 million of its 4.45% Series M-45 MTN debentures, that had an outstanding principal amount of $500 million, which mature on February 27, 2047
•a principal amount of $35 million of its 3.50% Series M-51 MTN debentures, that had an outstanding principal amount of $119 million, which mature on September 30, 2050
•a principal amount of $460 million of its 4.05% Series M-55 MTN debentures, that had an outstanding principal amount of $550 million, which mature on March 17, 2051 for an aggregate cash purchase price of $602 million.
As a result of these cash tender offers, in Q2 2025, we recognized early debt redemption gains of $91 million, which were recorded in Other (expense) income in the income statements, primarily due to the fair value discount, offset by recognition of unamortized debt issue costs related to these debt securities.
On March 27, 2025, Bell Canada repurchased, pursuant to tender offers:
•a principal amount of $174 million in U.S. dollars ($249 million in Canadian dollars) of its 4.300% Series US-2 Notes, that had an outstanding principal amount of $600 million in U.S. dollars ($856 million in Canadian dollars), which mature on July 29, 2049
•a principal amount of $79 million in U.S. dollars ($112 million in Canadian dollars) of its 3.650% Series US-4 Notes, that had an outstanding principal amount of $500 million in U.S. dollars ($713 million in Canadian dollars), which mature on March 17, 2051
•a principal amount of $183 million in U.S. dollars ($261 million in Canadian dollars) of its 2.150% Series US-5 Notes, that had an outstanding principal amount of $600 million in U.S. dollars ($856 million in Canadian dollars), which mature on February 15, 2032
•a principal amount of $191 million in U.S. dollars ($273 million in Canadian dollars) of its 3.200% Series US-6 Notes, that had an outstanding principal amount of $650 million in U.S. dollars ($927 million in Canadian dollars), which mature on February 15, 2052
•a principal amount of $217 million in U.S. dollars ($310 million in Canadian dollars) of its 3.650% Series US-7 Notes, that had an outstanding principal amount of $750 million in U.S. dollars ($1,070 million in Canadian dollars), which mature on August 15, 2052 for an aggregate cash purchase price of $633 million in U.S. dollars ($903 million in Canadian dollars).

In addition, on the same date, Bell Canada repurchased, pursuant to a tender offer, a principal amount of $1,131 million of its 3.50% Series M-51 MTN debentures, that had an outstanding principal amount of $1,250 million, which mature on September 30, 2050, for a cash purchase price of $896 million.
As a result of these cash tender offers, in Q1 2025, we recognized early debt redemption gains of $266 million, which were recorded in Other (expense) income in the income statements, primarily due to the fair value discount, offset by recognition of unamortized debt issue costs related to these debt securities and losses on terminated cross currency interest rate swaps.
On March 27, 2025, Bell Canada issued, under its Canadian subordinated trust indenture dated as of March 27, 2025 as supplemented and amended from time to time (2025 Canadian Subordinated Indenture), Fixed-to-Fixed Rate Junior Subordinated Notes, Series C (Series C Notes) with a principal amount of $1,250 million, which initially bear interest at an annual rate of 5.625% and reset every five years starting on March 27, 2030 at an annual rate equal to the five-year Government of Canada yield plus a spread of 2.950%, provided that the interest rate during any five-year interest period will not reset below 5.625%, which mature on March 27, 2055. Bell Canada may redeem the Series C Notes, in whole or in part, at a redemption price equal to 100% of the principal amount commencing on the applicable first reset date.
On February 18, 2025, Bell Canada issued, under its U.S. subordinated trust indenture dated as of February 18, 2025 as supplemented and amended from time to time (2025 U.S. Subordinated Indenture), Fixed-to-Fixed Rate Junior Subordinated Notes, Series A (Series A Notes), with a principal amount of $1,000 million in U.S. dollars ($1,416 million in Canadian dollars), which initially bear interest at an annual rate of 6.875% and reset every five years starting on September 15, 2030 at an annual rate equal to the five-year U.S. Treasury rate plus a spread of 2.390%, provided that the interest rate during any five-year interest period will not reset below 6.875%, which mature on September 15, 2055. Additionally, on the same date, Bell Canada issued, under its 2025 U.S. Subordinated Indenture, Fixed-to-Fixed Rate Junior Subordinated Notes, Series B (Series B Notes), with a principal amount of $1,250 million in U.S. dollars ($1,771 million in Canadian dollars), which initially bear interest at an annual rate of 7.000% and reset every five years starting on September 15, 2035 at an annual rate equal to the five-year U.S. Treasury rate plus a spread of 2.363%, provided that the interest rate during any five-year interest period will not reset below 7.000%, which mature on September 15, 2055. Bell Canada may redeem either of the Series A Notes or Series B Notes, in whole or in part, at a redemption price equal to 100% of the principal amount commencing on the applicable first reset dates. The Series A Notes and Series B Notes have been hedged for foreign currency and interest rate fluctuations with foreign exchange swaps having maturity dates in 2025, interest rate swaps having maturity dates in 2030 and 2035 and cross currency interest rate swaps having maturity dates in 2030 and 2035. See Note 15, Financial assets and liabilities, for additional details.
The Series M-64, M-65, M-66, M-67 MTN debentures and the Series A Notes, Series B Notes and Series C Notes are fully and unconditionally guaranteed by BCE.
Credit facilities
On September 23, 2025, Bell Canada entered into a $500 million in U.S. dollars ($692 million in Canadian dollars) unsecured term loan agreement to finance certain transactions in the U.S. On September 26, 2025, $500 million in U.S. dollars ($697 million in Canadian dollars) was drawn under this loan agreement. The term loan is repayable at maturity in September 2032. The loan agreement has been designated as a net investment hedge of Bell Canada’s investment in Ziply Fiber. See Note 15, Financial assets and liabilities, for additional details.
On April 14, 2025, Bell Canada entered into a $700 million in U.S. dollars ($972 million in Canadian dollars) unsecured committed term loan agreement to finance certain purchase obligations. A first loan advance in the amount of $228 million in U.S. dollars ($315 million in Canadian dollars) was made on April 29, 2025. On August 19, 2025, a second loan advance in the amount of $148 million in U.S. dollars ($206 million in Canadian dollars) was made. Subsequent to quarter end, on November 4, 2025, a third loan advance in the amount of $111 million in U.S. dollars ($157 million in Canadian dollars) was made. The term loans are repayable in multiple periodic installments between July 2026 until maturity of the credit facility in April 2029. The loan advances have been hedged for foreign currency fluctuations.
On November 1, 2024, Bell Canada entered into a commitment letter (Commitment Letter) for a $3,700 million unsecured term loan facility (Ziply Term Facility) denominated in U.S. dollars ($5,048 million in Canadian dollars) that was available to be drawn to finance the acquisition of Ziply Fiber. In Q1 2025 and pursuant to the terms and conditions of the Commitment Letter, Bell Canada made reductions of $965 million in U.S. dollars ($1,387 million in Canadian dollars) in the aggregate amount of the Commitment Letter. On April 15, 2025, Bell Canada made further reductions of $225 million in U.S. dollars ($314 million in Canadian dollars) in the aggregate amount of the Commitment Letter. On July 2, 2025, Bell Canada terminated the Ziply Term Facility and canceled the remaining $2,510 million in U.S. dollars ($3,419 million in Canadian dollars) in the aggregate amount of the Commitment Letter as a result of the completion of the previously announced disposition of its minority stake in MLSE.
Principal lease payments
Total principal payment on lease liabilities included in Repayment of long-term debt in the consolidated statements of cash flows was $297 million and $305 million for the three months ended September 30, 2025 and 2024, respectively, and $879 million and $872 million for the nine months ended September 30, 2025 and 2024, respectively.
80 BCE Inc. 2025 THIRD QUARTER SHAREHOLDER REPORT

Note 14     Post-employment benefit plans
Post-employment benefit plans cost
We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs).
Components of post-employment benefit plans service cost

	Three months		Nine months
For the period ended September 30	2025	2024	2025	2024
DB pension	(32)	(33)	(93)	(99)
DC pension	(31)	(32)	(101)	(106)
OPEBs	—	—	(1)	(1)
Less:
Capitalized benefit plans cost	13	15	46	48
Total post-employment benefit plans service cost	(50)	(50)	(149)	(158)
Components of post-employment benefit plans financing income

	Three months		Nine months
For the period ended September 30	2025	2024	2025	2024
DB pension	34	25	100	74
OPEBs	(8)	(9)	(23)	(25)
Total net return on post-employment benefit plans	26	16	77	49

Note 15     Financial assets and liabilities
Fair value
The following table provides the fair value details of certain financial instruments measured at amortized cost in the statements of financial position.

			September 30, 2025		December 31, 2024
	Classification	Fair value methodology	Carrying value	Fair value	Carrying value	Fair value (1)
Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	33,469	33,710	31,247	30,022
(1)We have reclassified amounts from the previous period to make them consistent with the presentation of the current period.
The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

			Fair value
	Classification	Carrying value of asset (liability)	Quoted prices in active markets for identical assets (level 1)	Observable market data (level 2) (1)	Non-observable market inputs (level 3) (2)
September 30, 2025
Publicly-traded and privately-held investments (3)	Other non-current assets	928	73	—	855
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(580)	—	(580)	—
Other	Other non-current assets	244	—	244	—
December 31, 2024
Publicly-traded and privately-held investments (3)	Other non-current assets	877	35	—	842
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(368)	—	(368)	—
Other	Other non-current assets	225	—	225	—
(1)Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)Non-observable market inputs such as discounted cash flows and revenue and earnings multiples. For certain privately-held investments, changes in our valuation assumptions may result in a significant change in the fair value of our level 3 financial instruments.
(3)Unrealized gains and losses are recorded in Other comprehensive income in the consolidated statements of comprehensive income and are reclassified from Accumulated other comprehensive income to the Deficit in the statements of financial position when realized.
Market risk
Currency exposures
In 2025, we entered into and subsequently settled deal contingent foreign exchange forward contracts with a notional amount of $905 million in U.S. dollars ($1,241 million in Canadian dollars) and foreign exchange forward contracts with a notional amount of $1,019 million in U.S. dollars ($1,402 million in Canadian dollars) to hedge the U.S. currency exposure related to the Ziply Fiber acquisition cost. In 2025, we also designated U.S. dollar cash deposits of $3,545 million ($4,908 million in Canadian dollars) to hedge the U.S. currency exposure related to the Ziply Fiber acquisition cost. A net gain of $7 million from settlement of the foreign exchange forwards and cash deposits is reflected in the Ziply Fiber acquisition cost. See Note 4, Business acquisitions and disposition for additional details.
In 2025, we designated an unsecured term loan of $500 million in U.S. dollars ($697 million in Canadian dollars) to partially hedge the U.S. currency exposure related to our net investment in Ziply Fiber. See Note 13, Debt for additional details.
In 2025, we entered into amortizing cross currency interest rate swaps with a notional amount of $376 million in U.S. dollars ($521 million in Canadian dollars), to hedge the U.S. currency exposure on other debt maturing in 2029. The fair value of the
82 BCE Inc. 2025 THIRD QUARTER SHAREHOLDER REPORT

amortizing cross currency interest rate swaps at September 30, 2025 was a net asset of $1 million recognized in Other current assets and Other non-current liabilities in the statements of financial position. See Note 13, Debt for additional details.
In 2025, we terminated cross currency interest rate swaps expiring in 2025 and 2026 with a notional amount of $600 million in U.S. dollars ($814 million in Canadian dollars) used to hedge the U.S. currency exposure of loans maturing in 2025 and 2026 under our Bell Mobility trade loan agreement. The fair value of the cross currency interest rate swaps at the date of termination was $4 million. See Note 13, Debt for additional details.
In 2025, following the repurchase of a portion of certain debt prior to maturity, we proportionately terminated the corresponding cross currency interest rate swaps used to hedge the U.S. currency exposure of this debt. Specifically, we terminated cross currency interest rate swaps with a notional amount of $174 million in U.S. dollars ($235 million in Canadian dollars) relating to our Series US-2 Notes, $79 million in U.S. dollars ($100 million in Canadian dollars) relating to our Series US-4 Notes, $183 million in U.S. dollars ($230 million in Canadian dollars) relating to our Series US-5 Notes, $191 million in U.S. dollars ($241 million in Canadian dollars) relating to our Series US-6 Notes and $217 million in U.S. dollars ($276 million in Canadian dollars) relating to our Series US-7 Notes. The fair value of the cross currency interest rate swaps at the date of termination was a net liability of $110 million, reflected in the initial fair value of the cross currency interest rate swaps relating to our Series A Notes and Series B Notes described below. See Note 13, Debt for additional details.
In 2025, we entered into foreign exchange swaps with a notional amount of $1,000 million in U.S. dollars ($1,398 million in Canadian dollars), maturing in 2025, to hedge the U.S. currency exposure of our Series A Notes maturing in 2055. Also in 2025, we terminated a portion of these foreign exchange swaps with a notional amount $871 million in U.S. dollars ($1,218 million in Canadian dollars). The fair value of the foreign exchange swaps at the dates of termination was a net liability of $12 million, which is reflected in the initial fair value of the cross currency interest rate swaps relating to our Series A Notes described below. The fair value of the remaining foreign exchange swaps with a notional amount of $129 million in U.S. dollars ($180 million in Canadian dollars) at September 30, 2025 was a net liability of $1 million recognized in Other current assets and Trade payables and other liabilities in the statements of financial position.
In 2025, we entered into foreign exchange swaps with a notional amount of $1,250 million in U.S. dollars ($1,769 million in Canadian dollars) to hedge the U.S. currency exposure of our Series B Notes maturing in 2055. The foreign exchange swaps matured in 2025. The fair value of the foreign exchange swaps at maturity was $13 million. Subsequently, we entered into foreign exchange swaps with a notional amount of $828 million in U.S. dollars ($1,167 million in Canadian dollars), maturing in 2025, to hedge the U.S. currency exposure of our Series B Notes. In 2025, we terminated a portion of these foreign exchange swaps with a notional amount of $456 million in U.S. dollars ($643 million in Canadian dollars). The fair value of the foreign exchange swaps at the date of termination was a liability of $24 million, of which $14 million is reflected in the initial fair value of the cross currency interest rate swaps relating to our Series B Notes described below. The fair value of the remaining foreign exchange swaps with a notional amount of $372 million in U.S. dollars ($524 million in Canadian dollars) at September 30, 2025 was a net liability of $7 million recognized in Other current assets and Trade payables and other liabilities in the statements of financial position.
In 2025, we entered into cross currency interest rate swaps with a notional amount of $871 million in U.S. dollars ($1,286 million in Canadian dollars), maturing in 2030, to hedge the U.S. currency exposure of our Series A Notes maturing in 2055. The fair value of the cross currency interest rate swaps at September 30, 2025 was a net liability of $63 million recognized in Other current assets, Other non-current assets, Trade payables and other liabilities and Other non-current liabilities in the statements of financial position. This fair value reflects an initial net liability of $55 million on termination of the cross currency swaps and an initial liability of $12 million on termination of the foreign exchange swaps, both noted above, and an initial asset of $5 million on termination of the interest rate swaps noted below.
In 2025, we entered into cross currency interest rate swaps with a notional amount of $878 million in U.S. dollars ($1,288 million in Canadian dollars), maturing in 2035 to hedge the U.S. currency exposure of our Series B Notes maturing in 2055. The fair value of the cross currency interest rate swaps at September 30, 2025 was a net liability of $56 million recognized in Other current assets, Other non-current assets, Trade payables and other liabilities and Other non-current liabilities in the statements of financial position. This fair value reflects an initial net liability of $55 million on termination of the cross currency swaps noted above and an initial liability of $14 million related to the terminated foreign exchange swaps also noted above.

The following table provides details on our outstanding foreign currency forward contracts and options at September 30, 2025.

Type of hedge	Buy currency	Amount to receive	Sell currency	Amount to pay	Maturity	Hedged item
Cash flow (1)	USD	1,163	CAD	1,604	2025	Loans
Cash flow	USD	1,100	CAD	1,515	2025	Commercial paper
Cash flow	USD	208	CAD	271	2025	Anticipated purchases
Cash flow	PHP	802	CAD	19	2025	Anticipated purchases
Cash flow	USD	641	CAD	852	2026	Anticipated purchases
Cash flow	PHP	3,299	CAD	79	2026	Anticipated purchases
Cash flow	USD	320	CAD	427	2027	Anticipated purchases
Economic - put options	USD	96	CAD	126	2025	Anticipated purchases
Economic - options (2)	USD	350	CAD	477	2025	Anticipated purchases
Economic - swaps	CAD	341	USD	250	2026	Anticipated purchases
Economic - swaps	USD	125	CAD	170	2026	Anticipated purchases
Economic - call options	USD	120	CAD	158	2026	Anticipated purchases
Economic - options (2)	USD	200	CAD	273	2026	Anticipated purchases
Economic - call options	CAD	348	USD	240	2026	Anticipated purchases
Economic - put options	USD	150	CAD	197	2026	Anticipated purchases
Economic - call options	USD	150	CAD	197	2027	Anticipated purchases
Economic - put options	USD	120	CAD	158	2027	Anticipated purchases
Economic - call options	CAD	360	USD	240	2028	Anticipated purchases
(1)Forward contracts to hedge loans secured by receivables under our securitization program.
(2)Foreign currency options with a leverage provision and a profit cap limitation.
A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a loss of $21 million (loss of $36 million) recognized in net earnings at September 30, 2025 and a gain of $163 million (loss of $146 million) recognized in Other comprehensive income at September 30, 2025, with all other variables held constant.
Interest rate exposures
In 2025, we entered into interest rate swaps with a notional amount of $300 million, maturing in 2033, to hedge the fair value of our Series M-65 MTN debentures maturing in 2033. The fair value of the interest rate swaps at September 30, 2025 was an asset of $4 million recognized in Other current assets and Other non-current assets in the statements of financial position.
In 2025, we entered into an interest rate swap with a notional amount of $300 million, maturing in 2036, to hedge the fair value of our Series M-66 MTN debentures maturing in 2036. The fair value of the interest rate swap at September 30, 2025 was an asset of $4 million recognized in Other current assets and Other non-current assets in the statements of financial position.
In 2025, we sold interest rate swaptions with a notional amount of $690 million, expiring in 2025 and maturing in 2030 and 2035, to hedge economically the fair value of our Series A Notes and Series B Notes maturing in 2055 for $3 million. Also in 2025, interest rate swaptions with a notional amount of $345 million expired unexercised and an interest rate swaption with a notional amount of $172 million was settled at its fair value of nil. The fair value of the remaining interest rate swaption with a notional amount of $173 million at September 30, 2025 was a liability of $1 million recognized in Trade payables and other liabilities in the statements of financial position.
In 2025, we entered into bond forwards with a notional amount of $300 million, maturing in 2025, to hedge economically the cost to repurchase a portion of our Series M-55 MTN debentures maturing in 2051. The fair value of the bond forwards at the date of maturity was a loss of $3 million.
In 2025, we entered into interest rate swaps with a notional amount of $372 million in U.S. dollars ($531 million in Canadian dollars), maturing in 2030, to hedge the fair value of our Series A Notes maturing in 2055. We terminated a portion of these interest rate swaps with a notional amount of $243 million in U.S. dollars ($344 million in Canadian dollars). The fair value of the interest rate swaps at the date of termination was an asset of $5 million, which is reflected in the initial fair value of the cross currency interest rate swaps relating to our Series A Notes described above. The fair value of the remaining interest rate swaps with a notional amount of $129 million in U.S. dollars ($183 million in Canadian dollars) at September 30, 2025 was an asset of $3 million recognized in Other non-current assets in the statements of financial position.
In 2025, we entered into interest rate swaps with a notional amount of $372 million in U.S. dollars ($531 million in Canadian dollars), maturing in 2035, to hedge the fair value of our Series B Notes maturing in 2055. The fair value of the interest rate
84 BCE Inc. 2025 THIRD QUARTER SHAREHOLDER REPORT

swaps at September 30, 2025 was an asset of $9 million recognized in Other current assets and Other non-current assets in the statements of financial position.
In 2025, we terminated interest rate floors expiring in 2029 with a notional amount of $350 million used to hedge economically the interest cost of our Series M-62 MTN debentures maturing in 2029. In 2025, we also terminated interest rate swaps expiring in 2029 with a notional amount of $105 million used to hedge the fair value of our Series M-62 MTN debentures. The fair value of the interest rate floors and interest rate swaps at the date of termination was nil.
In 2025, we entered into forward starting interest rate swaps, effective from 2025, with a notional amount of $423 million, maturing in 2055, to hedge the interest rate exposure on future debt issuances. The fair value of the forward starting interest rate swaps upon issuance of our M-67 MTN debentures was an asset of $25 million.
In 2025, we entered into and subsequently terminated forward starting cross currency basis rate swaps with a notional amount of $350 million in U.S. dollars ($500 million in Canadian dollars) to hedge economically the basis rate on the termination of the cross currency interest rate swaps noted above. The fair value of the forward starting cross currency basis rate swaps at the date of termination was a liability of $3 million.
A 1% increase (decrease) in interest rates would result in a loss of $18 million (gain of $5 million) recognized in net earnings and a gain (loss) of $1 million recognized in Other comprehensive income for the nine months ended September 30, 2025, with all other variables held constant.
Equity price exposures
We use equity forward contracts on BCE’s common shares to hedge economically the cash flow exposure related to the settlement of equity settled share-based compensation plans. The fair value of our equity forward contracts at September 30, 2025 and December 31, 2024 was a net liability of $430 million and $429 million, respectively, recognized in Other current assets, Trade payables and other liabilities, and Other non-current liabilities in the statements of financial position. A gain of $31 million (loss of $11 million) for the three and nine months ended September 30, 2025, respectively, and a gain of $42 million (loss of $71 million) for the three and nine months ended September 30, 2024, respectively, relating to these equity forward contracts is recognized in Other (expense) income in the income statements.
A 5% increase (decrease) in the market price of BCE’s common shares would result in a gain (loss) of $17 million recognized in net earnings at September 30, 2025, with all other variables held constant.

Note 16     Share capital
Normal course issuer Bid for BCE First Preferred Shares
For the three and nine months ended September 30, 2025, BCE repurchased and canceled 3,482,011 and 7,844,542 First Preferred Shares with a stated capital of $86 million and $195 million for a total cost of $67 million and $143 million, respectively. The remaining $19 million and $52 million were recorded to contributed surplus for the three and nine months ended September 30, 2025, respectively.
Subsequent to quarter end, BCE repurchased and canceled 1,078,447 First Preferred Shares with a stated capital of $27 million for a total cost of $21 million. The remaining $6 million was recorded to contributed surplus.
On November 5, 2025, BCE’s board of directors authorized the company to renew its normal course issuer bid (NCIB) to purchase for cancellation up to 10% of the public float of each series of BCE’s outstanding First Preferred Shares that are listed on the Toronto Stock Exchange (TSX). The NCIB will extend from November 11, 2025 to November 10, 2026, or an earlier date should BCE complete its purchases under the NCIB.
Conversion of First Preferred Shares
On February 1, 2025, 8,050 of BCE’s fixed-rate Cumulative Redeemable First Preferred Shares, Series AF (Series AF Preferred Shares) were converted, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AE (Series AE Preferred Shares). In addition, on February 1, 2025, 2,479,334 of BCE’s Series AE Preferred Shares were converted, on a one-for-one basis, into Series AF Preferred Shares.

Discounted Treasury Dividend Reinvestment Plan
On May 7, 2025, the Board determined that common shares distributed under BCE's Shareholder Dividend Reinvestment and Stock Purchase Plan (DRP) will no longer be issued from treasury at a 2% discount to the average market price and will rather be purchased by BCE's agent, TSX Trust Company, on the secondary market with cash provided by BCE. The modifications became effective commencing with the dividend payable on July 15, 2025 to eligible holders of common shares as of the June 16, 2025 record date, and subsequently until further notice.
On April 15, 2025, 10,701,213 common shares were issued from treasury under the DRP to shareholders of record on March 14, 2025 holding 312,818,741 common shares, for $319 million.
On January 15, 2025, 9,540,786 common shares were issued from treasury under the DRP to shareholders of record on December 16, 2024 holding 308,654,258 common shares, for $314 million.

Note 17     Share-based payments
The following share-based payment amounts are included in the income statements as operating costs.

	Three months		Nine months
For the period ended September 30	2025	2024	2025	2024
Restricted share units (RSUs) and performance share units (PSUs)	(9)	(8)	(47)	(43)
Employee savings plan and deferred share units	(7)	(9)	(22)	(26)
Total share-based payments	(16)	(17)	(69)	(69)
The following tables summarize the change in outstanding RSUs/PSUs and stock options for the period ended September 30, 2025.
RSUs/PSUs

Number of RSUs/PSUs
Outstanding, January 1, 2025	3,578,900
Granted	2,299,738
Dividends credited	312,611
Settled	(1,159,227)
Forfeited	(124,329)
Outstanding, September 30, 2025	4,907,693
Stock options

	Number of options	Weighted average exercise price ($)
Outstanding, January 1, 2025	6,545,819	61
Forfeited or expired	(1,042,645)	57
Outstanding and exercisable, September 30, 2025	5,503,174	62

86 BCE Inc. 2025 THIRD QUARTER SHAREHOLDER REPORT

Note 18     Commitments and contingency
Commitments
Subsequent to quarter end, our commitments for property, plant and equipment and intangible assets increased by $358 million, which are payable $33 million in 2026, $33 million in 2027, $33 million in 2028, $33 million in 2029, $33 million in 2030 and $193 million thereafter.
Contingency
As part of its ongoing review of wholesale Internet rates, on October 6, 2016, the Canadian Radio-television and Telecommunications Commission (CRTC) significantly reduced, on an interim basis, some of the wholesale rates that Bell Canada and other major providers charge for access by third-party Internet resellers to fibre-to-the-node (FTTN) or cable networks, as applicable. On August 15, 2019, the CRTC further reduced the wholesale rates that Internet resellers pay to access network infrastructure built by facilities-based providers like Bell Canada, with retroactive effect back to March 2016.
The August 2019 decision was stayed, first by the Federal Court of Appeal and then by the CRTC, with the result that it never came into effect. In response to review and vary applications filed by each of Bell Canada, five major cable carriers (Cogeco Communications Inc., Bragg Communications Inc. (Eastlink), Rogers Communications Canada Inc., Shaw Communications Inc. and Videotron Ltée) and Telus Communications Inc., the CRTC issued Decision 2021-181 on May 27, 2021, which mostly reinstated the rates prevailing prior to August 2019 with some reductions to the Bell Canada rates with retroactive effect to March 2016. As a result, in Q2 2021, we recorded a reduction in revenue of $44 million in our income statements.
While there remains a requirement to refund monies to third-party Internet resellers, the establishment of final wholesale rates that are similar to those prevailing since 2019 reduces the impact of the CRTC’s long-running review of wholesale Internet rates. The largest reseller, TekSavvy Solutions Inc. (TekSavvy), obtained leave to appeal the CRTC’s decision of May 27, 2021 before the Federal Court of Appeal. On July 22, 2024, the Federal Court of Appeal issued a decision rejecting TekSavvy’s appeal of Decision 2021-181 pursuant to which the CRTC had, in May 2021, mostly reinstated wholesale Internet rates prevailing prior to August 2019. On September 30, 2024, TekSavvy sought leave to appeal that decision to the Supreme Court of Canada. On March 27, 2025, the Supreme Court of Canada dismissed TekSavvy’s application for leave to appeal. The decision was also challenged in three petitions brought by TekSavvy, the Canadian Network Operators Consortium Inc. and National Capital Freenet before Cabinet, but on May 26, 2022, Cabinet announced it would not alter the decision.